UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Gap, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

364760-10-8

(CUSIP Number)

with copies to:
Jane A. Spray	Douglas D. Smith, Esq.
c/o Pisces, Inc.	Gibson, Dunn & Crutcher LLP
One Maritime Plaza, 14th Floor	One Montgomery Street, 31st Floor
San Francisco, California 94111	San Francisco, CA 94104
(415) 288-0540	(415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 364760-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fisher Core Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 101,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 101,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 101,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 364760-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert J. Fisher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,992,021

	8.	Shared Voting Power 125,217,081(1)

	9.	Sole Dispositive Power 20,992,021

	10.	Shared Dispositive Power 125,217,081(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 146,209,102(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 364760-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William S. Fisher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,351,337

	8.	Shared Voting Power 123,232,552(1)

	9.	Sole Dispositive Power 20,351,337

	10.	Shared Dispositive Power 123,232,552(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 143,583,889(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 364760-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John J. Fisher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,564,900

	8.	Shared Voting Power 122,593,356 (1)

	9.	Sole Dispositive Power 30,564,900

	10.	Shared Dispositive Power 122,593,356(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 153,158,256(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.9%

14.	Type of Reporting Person (See Instructions) IN

(1)  This includes 101,000,000 shares held by Fisher Core Holdings L.P. over which Robert J. Fisher, William S. Fisher and John J. Fisher, as general partners thereof, share dispositive and voting power.  Robert J. Fisher, William S. Fisher and John J. Fisher each disclaim individual beneficial ownership of the shares held by Fisher Core Holdings L.P., except to the extent of each person’s actual ownership interest in Fisher Core Holdings L.P. although all shares held by Fisher Core Holdings L.P. are included in the amounts specified by each Reporting Person above.  The numbers and shares shown on the preceding pages and in Item 5 below also reflect multiple counting of certain shares to the extent that beneficial ownership thereof is attributable to more than one Reporting Person in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”).

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.05 per share (the “Common Stock”), of The Gap, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

This Statement amends and supplements the prior statement on Schedule 13D filed by Fisher Core Holdings L.P., a Delaware limited partnership, Robert J. Fisher, William S. Fisher and John J. Fisher (each, with the trusts for which such individual is the trustee, a “Reporting Person” and collectively the “Reporting Persons”)  with the Securities and Exchange Commission on August 6, 2004 and amended on March 16, 2006 (the “Schedule 13D”).  Items not described herein remain as previously reported on the Schedule 13D.

Item 2.	Identity and Background

a)  This Statement is filed on behalf of each of the Reporting Persons to update the share ownership and related information with respect to each such Reporting Person from that reported in the Schedule 13D.  The initial Schedule 13D was filed by the Reporting Persons to report that each of the Reporting Persons, Donald G. Fisher and Doris F. Fisher had entered into that certain Limited Partnership Agreement (the “LP Agreement”), dated August 4, 2004 to form Fisher Core Holdings L.P.  The parties to the LP Agreement entered into such agreement for the purpose of establishing the Reporting Persons’ voting and dispositive control over a core holding of the Common Stock of the Issuer to enable those members of the Fisher family to have an ongoing voice in the management and direction of the Issuer.  Pursuant to the LP Agreement, Robert J. Fisher, William S. Fisher and John J. Fisher, either through family trusts or individually, are the general partners of Fisher Core Holdings L.P., and Donald G. Fisher and Doris F. Fisher, through a family trust, are the sole limited partners of Fisher Core Holdings L.P.  The LP Agreement provides that any decisions on voting and/or disposition of the shares of Common Stock of the Issuer held by Fisher Core Holdings L.P. will require a majority vote of the general partners.  The limited partners have no voting or dispositive control over any shares held by Fisher Core Holdings L.P.  All references to the LP Agreement are qualified in their entirety by reference to the LP Agreement included as Exhibit 1 to the Schedule 13D, which is incorporated by reference herein.

As general partners of Fisher Core Holdings L.P., Robert J. Fisher, William S. Fisher and John J. Fisher may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by Fisher Core Holdings L.P.  Accordingly, through the execution of the LP Agreement, the Reporting Persons may be deemed to constitute a “group” under Section 13(d) of the Act, with respect to their beneficial ownership of the shares of Common Stock of the Issuer.  However, the Reporting Persons expressly declare that the filing of this Statement is not intended as, and should not be deemed to be, an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the individual beneficial owner of the shares of Common Stock of the Issuer held by other members of the group, except to the extent of each general partner’s ownership interest in Fisher Core Holdings L.P.

b)  The address of the principal business and principal office for the Reporting Persons is c/o Pisces, Inc., One Maritime Plaza, Suite 1400, San Francisco, CA  94111.

c)             (1)  Robert J. Fisher is Chairman of the Board of Directors and Interim President and Chief Executive Officer of the Issuer, which is an international specialty retailer that sells casual apparel and accessories.  The business address of the Issuer is Two Folsom Street, San Francisco, CA 94105.

(2)  John J. Fisher is principally employed as President of Pisces, Inc., which is a family management company.  The business address of Pisces, Inc. is One Maritime Plaza, Suite 1400, San Francisco, CA 94111.

(3)  William S. Fisher is a managing director of Manzanita Capital Ltd., a private equity investment firm.

(4)  Fisher Core Holdings L.P. is a limited partnership formed for the purpose of holding, managing and voting the shares of Common Stock of the Issuer as directed by its general partners.

d) & e)  During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)  The following Reporting Persons are citizens of the United States:  Robert J. Fisher, William S. Fisher and John J. Fisher.  Fisher Core Holdings L.P. is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons are deemed to beneficially own certain shares of Common Stock of the Issuer as reflected in this Statement, including shares beneficially owned by the other Reporting Persons, as a result of their entry into the LP Agreement as more specifically described in Item 2a) above.  No consideration was used to acquire beneficial ownership of the shares of Common Stock of the Issuer which the Reporting Persons are deemed to have acquired beneficial ownership of as a result of having entered into the LP Agreement or otherwise since the filing of the Schedule 13D.

In addition to the shares that the Reporting Persons are deemed to have acquired as a result of the LP Agreement, Robert J. Fisher, William S. Fisher and John J. Fisher also previously acquired shares of Common Stock of the Issuer prior to the registration of such shares under the Act or by gift.  Robert J. Fisher and William S. Fisher have also previously acquired shares of Common Stock of the Issuer upon the exercise of options.  All such shares were acquired with personal funds.

From time to time, the Reporting Persons have transferred a portion of their shares to various entities controlled by them or disposed of certain shares to third parties by gift.  Additionally, as reported in Form 4 filings made with the SEC pursuant to Section 16 of the Act, the Reporting Persons have sold shares of Issuer Common Stock in the open market from time to time.

Item 4.	Purpose of Transaction

This Statement is being filed to update and supplement the Issuer Common Stock ownership information included in the Schedule 13D and reflect the appointment of Robert J. Fisher as Interim President and Chief Executive Officer of the Issuer.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease their respective ownership of shares of the Issuer’s Common Stock through purchases or sales of such Common Stock of the Issuer in the open market, in privately negotiated transactions or by gift.  The review of their respective investments in the Issuer by the Reporting Persons will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their respective investments in the Issuer.  At the time of filing this Statement, the Reporting Persons have no plans to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

The Reporting Persons have no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a series of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (ix) any action similar to any of those described above.  However, Robert J. Fisher, Chairman of the Board of Directors and Interim President and Chief Executive Officer of the Issuer, may, in such capacity, from time to time, be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.  The Reporting Persons disclaim any obligation to report on any plans with respect to the transactions described in this Item 4 that develop as a result of the Fisher family members’ involvement in the ongoing management as an officer or director of the Issuer and participation in decisions regarding the Issuer’s transactions.

Each of these Reporting Persons may sell or otherwise dispose of shares of the Issuer’s Common Stock from time to time as circumstances dictate.

Item 5.	Interest in Securities of the Issuer

a)   The Reporting Persons beneficially own the number of shares of Common Stock of the Issuer listed below, representing approximately the percentage of shares of Common Stock of the Issuer outstanding as of November 29, 2006 as listed below.  There were approximately 810,622,757 shares of Common Stock of the Issuer outstanding as of November 29, 2006 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 28, 2006.

	Shares*		Percentage of Total Outstanding

Fisher Core Holdings L.P.	101,000,000	(1)	12.5%

Robert J. Fisher	146,209,102	(2)	18.0%

William S. Fisher	143,583,889	(3)	17.7%

John J. Fisher	153,158,256	(4)	18.9%

(1) Fisher Core Holdings L.P. holds 101,000,000 shares of the Issuer’s Common Stock over which Robert J. Fisher, William S. Fisher and John J. Fisher, as general partners, share dispositive and voting power.  Robert J. Fisher, William S. Fisher and John J. Fisher each disclaims individual beneficial ownership of the shares held by Fisher Core Holdings L.P., except to the extent of each person’s actual ownership interest in Fisher Core Holdings L.P.

(2) Robert J. Fisher’s beneficial ownership includes (a) 36,757 shares which may be acquired upon exercise of options within the next 60 days, (b) 21,593,356 shares beneficially owned through other trusts*, (c) 2,623,725 shares owned as community property and (d) 101,000,000 shares indirectly beneficially owned as a general partner of Fisher Core Holdings L.P., as discussed in (1) above.  In addition to the shares identified in the Table above, Robert J. Fisher’s spouse separately owns 116,535 shares over which Mr. Fisher has no voting or dispositive control.

(3) William S. Fisher’s beneficial ownership includes (a) 734,027 shares beneficially owned through a trust for his benefit, (b) 21,593,356 shares beneficially owned through other trusts*, (d) 639,196 shares owned as community property, (d) 8,513 shares beneficially owned and held in a 401(k) account and (e) 101,000,000 shares owned by Fisher Core Holdings L.P. as discussed in (1) above.  In addition to the shares identified in the Table above, William S. Fisher’s spouse separately owns 299,794 shares over which Mr. Fisher has no voting or dispositive control.

(4) John J. Fisher’s beneficial ownership includes (a) 1,634,027 shares beneficially owned through a trust for his benefit, (b) 21,593,356 shares beneficially owned through other trusts*, and (c) 101,000,000 shares indirectly beneficially owned by John J. Fisher as a general partner of Fisher Core Holdings L.P., as discussed in (1) above.  In addition to the shares identified in the Table above, John J. Fisher’s spouse separately owns 35,130 shares over which Mr. Fisher has no voting or dispositive control.

*  The 21,593,356 shares held by Robert J. Fisher as trustee of trusts for other beneficiaries, the 21,593,356 shares held by John J. Fisher as trustee of trusts for other beneficiaries, and the 21,593,356 shares by William S. Fisher as trustee of trusts for other beneficiaries actually represent an aggregate 32,390,034 shares of the Issuer’s outstanding Common Stock as a result of shared voting and dispositive power.

The Reporting Persons expressly disclaim that they have agreed to act together and do not have voting or dispositive power over shares of the Issuer other than as described in this Statement.  The filing of this Statement by the Reporting Persons should not be considered an admission that such Reporting Persons, for purposes of Section 13(d) of the Act, are the individual beneficial owners of any shares of Common Stock of the Issuer in which such Reporting Persons do not have any ownership and economic interest.

b)   As of the date of this Statement, the Reporting Persons have the sole power to vote and sole dispositive power over the number of shares of the Common Stock of the Issuer listed below, which represents approximately the listed percentage of the total outstanding shares of Common Stock of the Issuer based upon the number of shares outstanding as of November 29, 2006.  As of the date of this Statement, pursuant to the LP Agreement, the Reporting Persons have shared power to vote and shared dispositive power over the number of shares of the Issuer’s Common Stock listed below, which represents approximately the listed percentage of the outstanding shares of Common Stock of the Issuer based upon the number of shares outstanding as of November 29, 2006.

	Sole Power Shares		Percentage of Total Outstanding

Fisher Core Holdings L.P.	0	(1)	0.0%

Robert J. Fisher	20,992,021	(2)	2.6%

William S. Fisher	20,351,337	(3)	2.5%

John J. Fisher	30,564,900	(4)	3.8%

	Shared Power Shares*		Percentage of Total Outstanding

Fisher Core Holdings L.P.	101,000,000	(1)	12.5%

Robert J. Fisher	125,217,081	(2)	15.5%

William S. Fisher	123,232,552	(3)	15.2%

John J. Fisher	122,593,356	(4)	15.1%

*  The 21,593,356 shares held by Robert J. Fisher as trustee of trusts for other beneficiaries, the 21,593,356 shares held by John J. Fisher as trustee of trusts for other beneficiaries, and the 21,593,356 shares by William S. Fisher as trustee of trusts for other beneficiaries actually represent an aggregate 32,390,034 shares of the Issuer’s outstanding Common Stock as a result of shared voting and dispositive power.

c)  Other than the transactions reported immediately below, the Reporting Persons have not effected any transactions involving shares of Common Stock of the Issuer during the past 60 days.

On December 27, 2006, each of Robert J. Fisher, William S. Fisher and John J. Fisher received 1,212 shares of Common Stock of the Issuer by gift.  On December 27, 2006, each of Robert J. Fisher and William S. Fisher transferred 3,636 shares of Common Stock of the Issuer to third parties by gift, and John J. Fisher transferred 4,848 shares of Common Stock of the Issuer to third parties by gift.

d)  Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the shares of the Issuer’s Common Stock of the Issuer that are beneficially owned by the Reporting Persons.  Donald G. Fisher and Doris F. Fisher, through a family trust, contributed 86,000,000 shares of Common Stock of the Issuer to Fisher Core Holdings L.P. in exchange for their limited partnership interest in Fisher Core Holdings L.P.  As limited partners, Donald G. Fisher and Doris F. Fisher do not have voting or dispositive power over the shares of Common Stock of the Issuer held by Fisher Core Holdings L.P. but have the right to receive distributions relating to their limited partnership interests in Fisher Core Holdings L.P.

e)  Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 13, 2005, each of Robert J. Fisher, William S. Fisher and John J. Fisher separately entered into stock trading plans pursuant to Rule 10b5-1(c)(1) of the Act with a third party to each sell an aggregate of 1,500,000 shares of the Issuer’s Common Stock not held by Fisher Core Holdings L.P.  Each of these stock trading plans has terminated by expiration or sale of all shares thereunder pursuant to the terms of such stock trading plan.  There have been no sales pursuant to these stock trading plans in the last 60 days.

Robert J. Fisher owns options to purchase 36,757 shares of Common Stock as a director and former employee of the Issuer, subject to option agreements, the form of which have been filed with the SEC by the Issuer.  As a non-employee director of the Issuer, Mr. Fisher is entitled to certain equity compensation arrangements generally applicable to the Issuer’s non-employee directors as disclosed in the Issuer’s Proxy Statement on Schedule 14A and Annual Report on Form 10-K filed with the SEC.  Effective January 22, 2007, Robert J. Fisher also serves as President and Chief Executive Officer of the Issuer on an interim basis.

As more fully described in Item 2a) of this Statement, pursuant to the LP Agreement, any decisions on voting and/or disposition of the shares of Issuer’s Common Stock held by Fisher Core Holdings L.P. will require a majority vote of the general partners, Robert J. Fisher, William S. Fisher and John J. Fisher.

Other than as described above, the LP Agreement and the Joint Filing Agreement, there are as of the date of this Statement, no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person, to which a Reporting Person is a party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Issuer to the best knowledge of the Reporting Persons.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Fisher Core Holdings L.P. Limited Partnership Agreement, dated August 4, 2004. (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on August 6, 2004)

Exhibit 2 – Joint Filing Agreement by and among Robert J. Fisher, William S. Fisher, John J. Fisher and Fisher Core Holdings L.P., dated August 5, 2004. (incorporated by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D filed on August 6, 2004)

Exhibit 3 – Power of Attorney, dated August 5, 2004. (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed on August 6, 2004)
Power of Attorney, dated December 15, 1998. (incorporated by reference to Exhibit 3 to the Reporting Persons’ Schedule 13D filed on August 6, 2004)

Exhibit 4 – Form of Stock Trading Plan, dated May 13, 2005.  (incorporated by reference to Exhibit 4 to the Reporting Persons’ Schedule 13D (Amendment No. 1) filed on March 16, 2006)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	January 29, 2007		Fisher Core Holdings L.P.

*
For: Fisher Core Holdings L.P.

Dated:	January 29, 2007	By:	*
Robert J. Fisher

Dated:	January 29, 2007	By:	*
William S. Fisher

Dated:	January 29, 2007	By:	*
John J. Fisher

* This Schedule 13D/A was executed by Jane Spray as Attorney-in-Fact for Fisher Core Holdings L.P., Robert J. Fisher, William S. Fisher and John J. Fisher pursuant to the Powers of Attorney granted thereby as previously filed with the Reporting Persons’ Schedule 13D filed with the SEC on August 6, 2004.